[NEW YORK COMMUNITY BANCORP, INC. LETTERHEAD]

October 1, 2012

Via EDGAR

Suzanne Hayes
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      New York Community Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 29, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012 Filed August 9, 2012
File No. 001-31565

Dear Ms. Hayes:

New York Community Bancorp, Inc. respectfully requests an extension until Monday, October 29, 2012 to respond to the Staff’s comment letter dated September 28, 2012 and received by us that day with respect to the above referenced filings.

Please contact the undersigned at (516) 683-4570 if you have any questions.

Sincerely,

                   /s/ R. Patrick Quinn, Esq.

R. Patrick Quinn, Esq.
Executive Vice President, Chief Corporate
Governance Officer & Corporate Secretary